Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
GAINSCO, INC.:
We consent to the incorporation by reference in the registration statement (No. 333-129678) on Form S-8 of GAINSCO, INC. of our reports dated March 31, 2006, with respect to the consolidated balance sheets of GAINSCO, INC. and subsidaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), cash flows for each of the years in the three-year period ended December 31, 2005, and all related financial statement schedules, which reports appear in the December 31, 2005, annual report on Form 10-K of GAINSCO, INC.
Our report refers to a change in accounting for share-based payments in 2005 as a result of the adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, effective October 1, 2005.

/s/ KPMG LLP KPMG LLP
Dallas, Texas
March 31, 2006